

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-Mail
Mr. Graham Kerr
Chief Financial Officer
BHP Billiton Limited and BHP Billiton Plc
180 Lonsdale Street
Melbourne, Victoria 3000
Australia

>   **Re: BHP Billiton Limited and BHP Billiton Plc**
>   **Form 20-F for the Fiscal Year Ended June 30, 2012**
>   **Filed September 18, 2012**
>   **File Nos. 001-09526 and 001-31714**

Dear Mr. Kerr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2012

General

1.   In your letters to us dated May 11, 2010 and June 2, 2010, you summarized your business contacts with Iran and Cuba since 2005. Your Form 20-F does not include specific disclosure regarding contacts with Iran and Cuba. As you know, Iran and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran and Cuba, whether through direct or indirect arrangements, since the referenced letters. Your response should describe any materials, products, equipment, technology, support, or services you have provided or intend to provide into Iran or Cuba, directly or indirectly, and any

agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss for us the materiality of any contacts with Iran and Cuba you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities since the referenced letters. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Cuba.

9.1 Financial Statements, page F-1

9.1.6 Notes to Financial Statements, page F-7

3. Exceptional Items, page F-29

Reversal of deferred tax liabilities, page F-32

3. We note your disclosure that consistent with the functional currency of the Group's operations, eligible Australian entities elected to adopt a U.S. dollar tax functional currency from 1 July 2011 and, as a result, the deferred tax liability relating to certain US dollar-denominated financial arrangements was derecognised, resulting in a credit to income tax expense of US$1,455 million in the fiscal year ended 30 June 2011. Please advise us of the following:

- Further explain to us the underlying factors that resulted in your change to the use of a U.S. dollar tax functional currency on 1 July 2011, including whether you were previously eligible to adopt a U.S. dollar tax functional currency prior to 1 July 2011 or if there was a change in the underlying tax law and/or eligibility criteria; and whether the strengthening of the Australian dollar against the US dollar during FY 2011 (page F-24) factored into your decision to make this change on 1 July 2011.

- Describe to us any constraints on this change under the tax regulations, including whether the timing reported in the financial statements aligns with the income tax measurement for tax purposes. In this regard, tell us when the change became effective for tax purposes (e.g. on 1 July 2011 or another date), and whether the change is applied retrospectively or prospectively from the effective date for tax purposes. To the extent that the change is applied retrospectively, also tell us how far you are permitted to look back under tax regulations. Finally, tell us whether you are able to make a withdrawal of your 1 July 2011 tax functional currency choice in the future or if this change is irrevocable.

- Tell us the IFRS guidance that you applied to account for this change, including your consideration of whether this represented: (1) an adjusting event under IAS 10, (2) a change in accounting policy that requires retrospective application under IAS 8.19(b) or (3) a change in an accounting estimate that requires prospective application under IAS 8.36.

- To the extent that you concluded that this was a change in an accounting estimate, tell us how you considered the requirement to record the effect of the change in the period of the change and future periods, if the change affects both. In this regard, it appears that you made the change on 1 July 2011 (i.e. day one of FY 2012) but recorded the effect of the change in FY 2011.

Engineering Comments

General

4.   Item 1201 of Regulation S-K identifies "geographic area" as individual country, groups of countries within a continent or continent. In many locations in your filing where you discuss the oil and gas operations, you include countries from several different continents under the term "Other."   Tell us why you believe this is appropriate.

Information on the Company, page 18

BHP Billiton Locations – Petroleum, page 19

5.   Tell us why you do not include in this listing the operations you discuss under "Other" on pages 34-36.

Petroleum Reserves, page 112

6.   We note the omission of NGL reserves figures and the fact that NGLs comprise six percent of total fiscal 2012 production. Item 1202(a)(4) requires disclosure of reserves by separate product type. The staff views NGLs as a separate product type. Revise your table to separately break out your NGLs.

7.   Item 1202(a)(6) of Regulation S-K requires a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material additions of properties (e.g. Petrohawk acquisition) included in the total reserves disclosed. Please expand your discussion to comply with Regulation S-K.

Proved Undeveloped Reserves, page 115

8.   We note your statement, "Based on current project schedules, approximately 93 per cent of the 1,363 MMboe currently classified as undeveloped are <u>actively being pursued</u> and are scheduled to be on stream within the next five years." You used similar language in your 2011 and 2010 Forms 20-F. FASB ASC Section 932-235-20 includes in the definition of "proved undeveloped oil and gas reserves" the requirement "Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time." There is similar language in Rule 4-10(a)(31)(ii) of Regulation S-X, the definition of "undeveloped oil and gas reserves". Please clarify, if true, that your PUD reserves' age is counted from the date of initial booking and is not refreshed to zero with each fiscal year-end. If not true, explain your position to us.

9.   Your three year aggregate PUD development rate is about 29 percent which could imply some ten years for completion of PUD development. Item 1203(d) of Regulation S-K requires that you "Explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves." Please expand your discussion to comply with Regulation S-K.

Supplementary Oil and Gas Information, page F-116

Results of Operations from Oil and Gas Activities, page F-118

10.   We note that the 2012 total unit production costs here are $10/BOE(=$2,224 million/222 MMBOE) vs. $6.90/BOE on page 79 and that both figures are presented as having no production taxes included. Please explain this difference to us and modify your disclosure if appropriate.

Standardised measure of discounted future net cash flows…, page F-121

11.   Please tell us the benchmark product prices and the average adjusted product prices by geographic area used in the standardized measure for each of the three years 2010-2012.

Changes in the Standardised measure, page F-122

12.   The figures for the line item "Development costs incurred which reduced previously estimated development costs" are identical to the development costs incurred (page F-117) for each of the prior three years. This implies that you incurred development costs in each year that matched the prior year's projected cost estimates from the respective standardized measures. FASB ASC Subparagraph 932-235-50-35(g) specifies the inclusion of "Previously estimated development costs incurred during the period" in the determination of annual changes to the standardized measure. Please modify your disclosure to comply with ASC 932.

Oil and gas properties, wells, operations, and acreage, page F-124

13.   Footnote (b) indicates that 27 of 28.4 million (presumably) undeveloped net acres will have expired by year-end 2015. As this represents 95 percent of your net undeveloped acreage, please expand your disclosure to present the proved undeveloped reserves attributed to this expiring acreage. Tell us your plans and schedules to develop these PUD reserves prior to the expiry of the associated acreage.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining